

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2016

XTRIBE P.L.C.
Enrico Dal Monte
Chief Executive Officer
1st floor, Victory House, 99-101
Regent Street
W1B4EZ, London
United Kingdom

> **Re:** **XTRIBE, P.L.C.**
> **Registration Statement on Form S-1**
> **Filed November 25, 2016**
> **File No. 333-214799**

Dear Mr. Dal Monte:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information Technologies
and Services

cc: Robert L. B. Diener, Esq.
Law Offices of Robert Diener